Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year 2016 Financial Results

Shanghai, China, February 22, 2017 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Key Highlights

•                                Ctrip achieved strong financial results in the fourth quarter of 2016

•                      Net revenues increased 76% year-on-year to RMB5.1 billion in the fourth quarter of 2016. The accommodation reservation business continued to execute well in the fourth quarter of 2016, despite a challenging comparison base last year. The transportation ticketing business benefited from fast growing new business units and strong execution.

•                      Income from operations for the fourth quarter of 2016 increased 118% year-on-year to RMB207 million, mainly driven by operating efficiency improvements across the board. Excluding share-based compensation charges, Non-GAAP income from operations increased 173% year-on-year to RMB797 million in the fourth quarter of 2016.

•                      Net income attributable to Ctrip’s shareholders reached RMB645 million in the fourth quarter of 2016.

•                                In December 2016, the Company completed the acquisition of Skyscanner Holdings Limited (“Skyscanner”), a leading global travel search site headquartered in Edinburgh, the United Kingdom. Ctrip has consolidated Skyscanner’s financial results since December 31, 2016.

“The solid results in the fourth quarter of 2016 ended the year on a high note,” said Jane Jie Sun, Chief Executive Officer. “The group delivered both healthy revenue growth and significant margin expansions throughout the year, despite challenges in the air ticket distribution environment. These results demonstrate the strength of our teams across all our business lines. Through our one-stop travel platform, we will continue to innovate and execute to better serve more customers around the world.”

“Ctrip has been expanding its global footprint through China’s growing outbound travel demand,” said James Liang, Executive Chairman. “The addition of Skyscanner has complemented our positioning on a global scale. Skyscanner and Ctrip plan to share the best practices to unlock the potential of both brands.”

Fourth Quarter and Full Year 2016 Financial Results and Business Updates

For the fourth quarter of 2016, Ctrip reported net revenues of RMB5.1 billion (US$730 million), representing a 76% increase from the same period in 2015, primarily due to the consolidation of the financial results of Qunar Cayman Islands Limited (“Qunar”) starting from December 31, 2015. Net revenues for the fourth quarter of 2016 decreased 9% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2016, net revenues were RMB19.2 billion (US$2.8 billion), representing a 76% increase from 2015.

Accommodation reservation revenues for the fourth quarter of 2016 were RMB1.8 billion (US$266 million), representing a 56% increase from the same period in 2015, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar’s financial results since December 31, 2015. Accommodation reservation revenues for the fourth quarter of 2016 decreased 11% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2016, accommodation reservation revenues were RMB7.3 billion (US$1.1 billion), representing a 58% increase from 2015. The hotel reservation revenues accounted for 37% of the total revenues in 2016 and 40% of the total revenue in 2015.

Transportation ticketing revenues for the fourth quarter of 2016 were RMB2.4 billion (US$352 million), representing a 97% increase from the same period in 2015, primarily driven by an increase in ticketing volume and the consolidation of Qunar’s financial results since December 31, 2015. Transportation ticketing revenues increase 1% from the previous quarter.

For the full year ended December 31, 2016, transportation ticketing revenues were RMB8.8 billion (US$1.3 billion), representing a 98% increase from 2015. The transportation ticketing revenues accounted for 45% of the total revenues in 2016 and 39% of the total revenue in 2015.

Packaged-tour revenues for the fourth quarter of 2016 were RMB467 million (US$67 million), representing a 33% increase from the same period in 2015, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues for the fourth quarter of 2016 decreased 43% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2016, packaged-tour revenues were RMB2.3 billion (US$333 million), representing a 39% increase from 2015. The packaged-tour revenues accounted for 12% of the total revenues in 2016 and 15% of the total revenue in 2015.

Corporate travel revenues for the fourth quarter of 2016 were RMB179 million (US$26 million), representing a 32% increase from the same period in 2015 and a 8% increase from the previous quarter, primarily driven by increased corporate travel demand from business activities.

For the full year ended December 31, 2016, corporate travel revenues were RMB608 million (US$88 million), representing a 29% increase from 2015. The corporate travel revenues accounted for 3% of the total revenues in 2016 and 4% of the total revenue in 2015.

Gross margin was 78% for the fourth quarter of 2016, compared to 73% in the same period in 2015, and remained consistent with the previous quarter.

For the full year ended December 31, 2016, gross margin was 75%, compared to 72% in 2015.

Product development expenses for the fourth quarter of 2016 increased by 100% to RMB1.7 billion (US$248 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Product development expenses for the fourth quarter of 2016 decreased 7% from the previous quarter, primarily due to the decrease in product development personnel related expenses. Product development expenses for the fourth quarter of 2016 accounted for 34% of the net revenues. Excluding share-based compensation charges, Non-GAAP product development expenses for the fourth quarter of 2016 accounted for 27% of the net revenues, which remained consistent with the same period in 2015 and the previous quarter.

For the full year ended December 31, 2016, product development expenses increased by 133% to RMB7.7 billion (US$1.1 billion) from 2015 and accounted for 40% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses accounted for 29% of the net revenues, compared to 28% in 2015.

Sales and marketing expenses for the fourth quarter of 2016 increased by 73% to RMB1.5 billion (US$212 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Sales and marketing expenses for the fourth quarter of 2016 decreased 2% from the previous quarter. Sales and marketing expenses for the fourth quarter of 2016 accounted for 29% of the net revenues. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the fourth quarter of 2016 accounted for 28% of the net revenues, which decreased from 29% in the same period in 2015 and increased from 26% in the previous quarter.

For the full year ended December 31, 2016, sales and marketing expenses increased by 90% to RMB5.9 billion (US$844 million) from 2015 and accounted for 30% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses accounted for 28% of the net revenues, which remained consistent with 2015.

General and administrative expenses for the fourth quarter of 2016 increased by 76% to RMB540 million (US$78 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. General and administrative expenses for the fourth quarter of 2016 increased 0.2% from the previous quarter. General and administrative expenses for the fourth quarter of 2016 accounted for 11% of the net revenues. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenues, which remained consistent with the same period in 2015 and the previous quarter.

For the full year ended December 31, 2016, general and administrative expenses increased by 131% to RMB2.5 billion (US$363 million) from 2015 and accounted for 13% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenues, which remained consistent with 2015.

Income from operations for the fourth quarter of 2016 was RMB207 million (US$30 million), compared to RMB95 million in the same period in 2015 and RMB447 million in the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB797 million (US$115 million), compared to RMB292 million in the same period in 2015 and RMB1.0 billion in the previous quarter.

For the full year ended December 31, 2016, loss from operations was RMB1.6 billion (US$226 million), compared to income from operations of RMB381 million in 2015. Excluding share-based compensation charges, Non-GAAP income from operations was RMB2.0 billion (US$287 million), compared to RMB1.0 billion in 2015.

Operating margin was 4% for the fourth quarter of 2016, compared to 3% in the same period in 2015, and 8% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 16%, compared to 10% in the same period in 2015 and 18% in the previous quarter.

For the full year ended December 31, 2016, operating margin was -8%, compared to 3% in 2015. Excluding share-based compensation charges, Non-GAAP operating margin was 10%, compared to 9% in 2015.

Income tax expense for the fourth quarter of 2016 was RMB110 million (US$16 million), compared to RMB71 million in the same period of 2015 and RMB221 million in the previous quarter.

For the full year ended December 31, 2016, income tax expense was RMB478 million (US$69 million), compared to RMB470 million in 2015.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2016 was RMB645 million (US$93 million), compared to RMB76 million in the same period in 2015 and RMB24 million in the previous quarter. Excluding share-based compensation charges, Non-GAAP net income attributable to Ctrip’s shareholders was RMB1.2 billion (US$178 million), compared to RMB272 million in the same period in 2015 and RMB581 million in the previous quarter, primarily due to the net gain recognized from investing activities, including replacement and equity pick-ups from equity investments .

For the full year ended December 31, 2016, net loss attributable to Ctrip’s shareholders was RMB1.4 billion (US$206 million), compared to net income of RMB2.5 billion in 2015. Excluding share-based compensation charges, Non-GAAP net income attributable to Ctrip’s shareholders was RMB2.1 billion (US$307 million), compared to RMB3.2 billion in 2015.

Diluted earnings per ADS were RMB1.18 (US$0.17) for the fourth quarter of 2016. Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB2.24 (US$0.32) for the fourth quarter of 2016.

For the full year ended December 31, 2016, diluted earnings per ADS were RMB-3.02 (US$-0.44). Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB4.05 (US$0.58).

As of December 31, 2016, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB34 billion (US$5 billion).

Business Outlook

For the first quarter of 2017, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 40-45%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on February 22, 2017 (or 8:00AM on February 23, 2017 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.230.3019, International dial-in number +1.617.597.5413, Passcode 59143965#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PJ6XND643.

A telephone replay of the call will be available after the conclusion of the conference call until March 1, 2017.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 38311953.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	18,434,681,251	2,655,146,371
Restricted cash	2,286,882,592	1,744,490,307	251,258,866
Short-term investment	8,235,785,516	14,112,862,288	2,032,674,966
Accounts receivable, net	3,150,768,364	4,624,818,322	666,112,390
Prepayments and other current assets	7,711,757,285	6,994,589,672	1,007,430,458

Total current assets	40,600,868,431	45,911,441,840	6,612,623,051

Long-term deposits and prepayments	486,785,968	1,147,279,197	165,242,575
Land use rights	102,328,181	99,544,772	14,337,429
Property, equipment and software	5,555,959,499	5,591,960,081	805,409,777
Investment	13,870,523,498	20,532,822,365	2,957,341,548
Goodwill	45,690,440,903	56,015,185,590	8,067,864,841
Intangible assets	11,007,915,171	13,924,769,931	2,005,584,032
Other long-term receviables	1,122,435,740	815,586,298	117,468,860
Deferred tax assets, non-current	405,334,569	375,311,594	54,056,113

Total assets	118,842,591,960	144,413,901,668	20,799,928,226

LIABILITIES
Current liabilities:
Short-term Debt	12,710,213,398	6,887,309,589	991,978,912
Accounts payable	5,944,501,681	7,278,791,082	1,048,363,976
Salary and welfare payable	1,196,691,839	2,508,430,757	361,289,177
Taxes payable	1,641,379,425	1,084,241,429	156,163,248
Advances from customers	5,955,827,306	8,190,840,057	1,179,726,351
Accrued liability for customer reward program	593,346,816	658,170,680	94,796,296
Other payables and accruals	5,624,133,603	3,687,242,592	531,073,396

Total current liabilities	33,666,094,068	30,295,026,186	4,363,391,356

Deferred tax liabilities, non-current	3,045,259,390	3,607,882,808	519,643,210
Long-term Debt *	18,354,608,260	34,650,673,553	4,990,735,065
Other long-term Liabilities	91,702,261	339,566,619	48,907,766

Total liabilities	55,157,663,979	68,893,149,166	9,922,677,397

SHAREHOLDERS’ EQUITY
Share capital	4,121,245	4,960,354	714,440
Additional paid-in capital	37,991,678,952	65,819,998,701	9,480,051,664
Statutory reserves	168,940,969	237,495,820	34,206,513
Accumulated other comprehensive income	560,077,281	1,010,373,732	145,524,086
Retained Earnings	8,198,838,659	6,699,580,613	964,940,316
Treasury stock	(2,372,927,372)	(2,235,574,510)	(321,989,703)

Total Ctrip’s shareholders’ equity	44,550,729,734	71,536,834,710	10,303,447,316

Noncontrolling interests	19,134,198,247	3,983,917,792	573,803,513

Total shareholders’ equity	63,684,927,981	75,520,752,502	10,877,250,829

Total liabilities and shareholders’ equity	118,842,591,960	144,413,901,668	20,799,928,226

* In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance costs are presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been early adopted in 2015 year end and applied retrospectively by the Company to the prior period presented herein.

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	1,187,217,738	2,071,608,431	1,847,501,104	266,095,507
Transportation ticketing	1,244,438,719	2,427,736,429	2,446,350,221	352,347,720
Packaged tour	349,554,765	813,260,976	466,510,925	67,191,549
Corporate travel	135,773,015	166,337,791	179,055,911	25,789,415
Others	115,402,073	188,851,094	239,340,250	34,472,166

Total revenues	3,032,386,310	5,667,794,721	5,178,758,411	745,896,357

Less: business tax and related surcharges	(158,331,192)	(95,928,079)	(111,476,576)	(16,055,967)

Net revenues	2,874,055,118	5,571,866,642	5,067,281,835	729,840,390

Cost of revenues	(763,236,345)	(1,234,297,161)	(1,126,360,012)	(162,229,585)

Gross profit	2,110,818,773	4,337,569,481	3,940,921,823	567,610,805

Operating expenses:
Product development *	(860,441,746)	(1,844,406,031)	(1,722,336,331)	(248,068,030)
Sales and marketing *	(848,674,020)	(1,506,558,491)	(1,470,860,760)	(211,848,014)
General and administrative *	(306,510,322)	(539,181,215)	(540,338,329)	(77,824,907)

Total operating expenses	(2,015,626,088)	(3,890,145,737)	(3,733,535,420)	(537,740,951)

Income from operations	95,192,685	447,423,744	207,386,403	29,869,854

Interest income	124,921,975	99,167,513	126,421,150	18,208,433
Interest expense	(95,168,377)	(191,169,801)	(219,680,448)	(31,640,566)
Other income/(expense)	90,854,149	(27,905,573)	(286,715,547)	(41,295,628)

Income/(loss) before income tax expense and equity in income	215,800,432	327,515,883	(172,588,442)	(24,857,907)

Income tax expense	(71,482,684)	(221,246,469)	(110,246,775)	(15,878,838)
Equity in (loss)/ income of affiliates	(94,569,524)	(63,833,906)	873,284,942	125,779,194

Net income	49,748,224	42,435,508	590,449,725	85,042,449

Less: Net loss/ (income) attributable to noncontrolling interests	25,979,638	(18,518,066)	54,866,263	7,902,386

Net income attributable to Ctrip’s shareholders	75,727,862	23,917,442	645,315,988	92,944,835

Comprehensive (loss) /income attributable to Ctrip’s shareholders	(145,866,588)	229,522,806	1,276,906,894	183,912,847

Earnings per ordinary share
- Basic	1.69	0.40	10.21	1.47
- Diluted	1.54	0.38	9.46	1.36

Earnings per ADS **
- Basic	0.21	0.05	1.28	0.18
- Diluted	0.19	0.05	1.18	0.17

Weighted average ordinary shares outstanding
- Basic	44,732,540	59,120,188	63,194,669	63,194,669
- Diluted	49,370,393	63,410,273	69,583,733	69,583,733

* Share-based compensation charges included are as follows:
Product development	86,925,299	324,427,727	338,257,956	48,719,279
Sales and marketing	17,849,767	70,609,154	68,550,655	9,873,348
General and administrative	91,711,157	161,796,351	182,401,276	26,271,248

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,722,336,331)	34%	338,257,956	7%	(1,384,078,375)	27%
Sales and marketing	(1,470,860,760)	29%	68,550,655	1%	(1,402,310,105)	28%
General and administrative	(540,338,329)	11%	182,401,276	4%	(357,937,053)	7%
Total operating expenses	(3,733,535,420)	74%	589,209,887	12%	(3,144,325,533)	62%

Income from operations	207,386,403	4%	589,209,887	12%	796,596,290	16%

Net income attributable to Ctrip’s shareholders	645,315,988	13%	589,209,887	12%	1,234,525,875	24%

Diluted earnings per ordinary share (RMB)	9.46		8.47		17.93

Diluted earnings per ADS (RMB)	1.18		1.06		2.24

Diluted earnings per ADS (USD)	0.17		0.15		0.32

	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,844,406,031)	33%	324,427,727	6%	(1,519,978,304)	27%
Sales and marketing	(1,506,558,491)	27%	70,609,154	1%	(1,435,949,337)	26%
General and administrative	(539,181,215)	10%	161,796,351	3%	(377,384,864)	7%
Total operating expenses	(3,890,145,737)	70%	556,833,232	10%	(3,333,312,505)	60%

Income from operations	447,423,744	8%	556,833,232	10%	1,004,256,976	18%

Net income attributable to Ctrip’s shareholders	23,917,442	0%	556,833,232	10%	580,750,674	10%

Diluted earnings per ordinary share (RMB)	0.38		8.78		9.16

Diluted earnings per ADS (RMB)	0.05		1.10		1.15

Diluted earnings per ADS (USD)	0.01		0.16		0.17

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(860,441,746)	30%	86,925,299	3%	(773,516,447)	27%
Sales and marketing	(848,674,020)	30%	17,849,767	1%	(830,824,253)	29%
General and administrative	(306,510,322)	11%	91,711,157	3%	(214,799,165)	7%
Total operating expenses	(2,015,626,088)	70%	196,486,223	7%	(1,819,139,865)	63%

Income from operations	95,192,685	3%	196,486,223	7%	291,678,908	10%

Net income attributable to Ctrip’s shareholders	75,727,862	3%	196,486,223	7%	272,214,085	9%

Diluted earnings per ordinary share (RMB)	1.54		3.98		5.52

Diluted earnings per ADS (RMB)	0.19		0.50		0.69

Diluted earnings per ADS (USD)	0.03		0.08		0.11

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.9430 on December 30 2016 published by the Federal Reserve Board.

Notes 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Condensed Consolidated Statements of Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	4,616,649,394	7,308,958,863	1,052,709,040
Transportation ticketing	4,453,885,749	8,826,516,571	1,271,282,813
Packaged tour	1,667,945,350	2,310,198,894	332,737,850
Corporate travel	473,245,440	608,122,125	87,587,804
Others	285,220,475	734,290,185	105,759,785

Total revenues	11,496,946,408	19,788,086,638	2,850,077,292

Less: business tax and related surcharges	(599,378,347)	(559,646,824)	(80,605,909)

Net revenues	10,897,568,061	19,228,439,814	2,769,471,383

Cost of revenues	(3,043,439,819)	(4,729,750,192)	(681,225,723)

Gross profit	7,854,128,242	14,498,689,622	2,088,245,660

Operating expenses:
Product development *	(3,296,692,936)	(7,687,421,506)	(1,107,218,998)
Sales and marketing *	(3,087,989,953)	(5,860,927,432)	(844,149,133)
General and administrative *	(1,088,402,408)	(2,518,819,170)	(362,785,420)

Total operating expenses	(7,473,085,297)	(16,067,168,108)	(2,314,153,551)

Income/ (loss) from operations	381,042,945	(1,568,478,486)	(225,907,891)

Interest income	445,767,036	567,144,610	81,685,814
Interest expense	(302,425,829)	(731,922,838)	(105,418,816)
Other income/(expense)	2,480,979,830	(26,848,287)	(3,866,958)

Income/(loss) before income tax expense and equity in income	3,005,363,982	(1,760,105,001)	(253,507,851)

Income tax expense	(470,188,423)	(478,009,033)	(68,847,621)
Equity in (loss)/ income of affiliates	(135,780,312)	601,883,179	86,689,209

Net income/(loss)	2,399,395,247	(1,636,230,855)	(235,666,263)

Less: Net loss attributable to noncontrolling interests	108,260,637	205,527,660	29,602,140

Net income/(loss) attributable to Ctrip’s shareholders	2,507,655,884	(1,430,703,195)	(206,064,123)

Comprehensive income/(loss) attributable to Ctrip’s shareholders	2,624,153,789	(839,754,985)	(120,949,875)

Earnings/(loss) per ordinary share
- Basic	66.34	(24.18)	(3.48)
- Diluted	56.85	(24.18)	(3.48)

Earnings/(loss) per ADS **
- Basic	8.29	(3.02)	(0.44)
- Diluted	7.11	(3.02)	(0.44)

Weighted average ordinary shares outstanding
- Basic	37,797,698	59,166,582	59,166,582
- Diluted	47,375,248	59,166,582	59,166,582

* Share-based compensation charges included are as follows:
Product development	291,642,931	2,079,514,506	299,512,387
Sales and marketing	65,574,256	392,641,663	56,552,162
General and administrative	285,379,287	1,087,562,537	156,641,587

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(7,687,421,506)	40%	2,079,514,506	11%	(5,607,907,000)	29%
Sales and marketing	(5,860,927,432)	30%	392,641,663	2%	(5,468,285,769)	28%
General and administrative	(2,518,819,170)	13%	1,087,562,537	6%	(1,431,256,633)	7%
Total operating expenses	(16,067,168,108)	84%	3,559,718,706	19%	(12,507,449,402)	65%

(Loss)/income from operations	(1,568,478,486)	-8%	3,559,718,706	19%	1,991,240,220	10%

Net (loss)/ income attributable to Ctrip’s shareholders	(1,430,703,195)	-7%	3,559,718,706	19%	2,129,015,511	11%

Diluted earnings per ordinary share (RMB)	(24.18)		56.58		32.40

Diluted earnings per ADS (RMB)	(3.02)		7.07		4.05

Diluted earnings per ADS (USD)	(0.44)		1.02		0.58

	Year Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(3,296,692,936)	30%	291,642,931	3%	(3,005,050,005)	28%
Sales and marketing	(3,087,989,953)	28%	65,574,256	1%	(3,022,415,697)	28%
General and administrative	(1,088,402,408)	10%	285,379,287	3%	(803,023,121)	7%
Total operating expenses	(7,473,085,297)	69%	642,596,474	6%	(6,830,488,823)	63%

Income from operations	381,042,945	3%	642,596,474	6%	1,023,639,419	9%

Net income attributable to Ctrip’s shareholders	2,507,655,884	23%	642,596,474	6%	3,150,252,358	29%

Diluted earnings per ordinary share (RMB)	56.85		13.56		70.41

Diluted earnings per ADS (RMB)	7.11		1.69		8.80

Diluted earnings per ADS (USD)	1.10		0.26		1.36

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.9430 on December 30, 2016 published by the Federal Reserve Board.

Notes 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.